Joel D. Mayersohn (954) 713-7614 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893	CHICAGO, ILLINOIS BOCA RATON, FLORIDA MIAMI, FLORIDA TAMPA, FLORIDA WEST PALM BEACH, FLORIDA HOFFMAN ESTATES, ILLINOIS MILWAUKEE, WISCONSIN MEMBER OF INTERNATIONAL LAWYERS NETWORK

December 15, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street NE

Washington, DC 20549

Re:	Dreams, Inc.

Form 10-KSB/A for the f/y/e March 31, 2006; Filed July 13, 2006

Form 10-Q for the f/q/e June 30, 2006; Filed August 14, 2006

File No. 000-30310

Dear Sir or Madam:

On behalf of Dreams, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated October 25, 2006. The Company’s responses below correspond numerically to the Comment Letter.

1. We refer to your response to our prior comment four in which you state that additional statement of cash flows errors have been discovered. Please provide us with the reasons for the errors in your response including the nature of the reclassification from financing to operating of $163 that causes the calculation of the change in accrued liabilities to change, not matching the change from the balance sheet from year to year. Include in your response the effect this change in your financial statements had on your evaluation of the effectiveness of your internal controls over financial reporting.

In May 2005, the Company completed its rights offering. As part of this offering, the Company received cash in exchange for the issuance of common stock and converted then existing liabilities into common stock. The reason for the errors noted in our response was the Company overstated the amount of the liabilities converted into common stock and understated the amount of cash received in exchange for the issuance of common stock by approximately $163,000.

United States Securities and Exchange Commission

December 15, 2006

The reconciliation of the change in the accrued liabilities on the balance sheet to the amounts reflected in the cash flow statement in the amended Form 10-KSB filed on July 28, 2006 is as follows:

	In Thousands
Change in Accrued Liabilities on Balance Sheet	$(225)
Contingent Consideration Payment	$270	*
Noncash conversion of liabilities into common stock	$214	**
Error	$163

Amount on Form 10-KSB/A	$422

*	Amount was included in Accrued Liabilities as of March 31, 2005 and is reflected as a change in investing activities rather than a change in operating activities.
**	This non-cash conversion is disclosed in the related party transactions footnote.

As we believe this error amount of $163,000 is immaterial to the overall financial statements, we do not believe this error has an effect on our evaluation of the effectiveness of our internal controls over financial reporting. We believe that the controls we had in place over financial reporting would have detected a material error.

2. We note your response to our prior comment five and require further clarification. Your response indicates that your inventory impairment in fiscal 2006 was a result of writing down certain inventory to the cost of the item. Please tell us why cost approximated fair value and if not, why the difference between the recorded value and fair value was not used for purposes of calculating the impairment. We note that fair market value could be below coast. Please advise.

The cost of our inventory items represent the cost of the products (i.e. footballs, basketballs, baseballs, etc.) plus the value of the memorabilia added to the product (i.e. signature). For this impairment matter, the Company wrote down the cost of the inventory items to the fair value of the product assuming the signature has a fair value of zero.

Very truly yours,

/s/ Joel D. Mayersohn
Joel D. Mayersohn

United States Securities and Exchange Commission

December 15, 2006

cc:	Dreams, Inc.

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.

DREAMS, INC.

2 South University Drive

Plantation, Florida 33324

December 15, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Re:	Dreams, Inc.

Form 10-KSB/A for the f/y/e March 31, 2006; Filed July 13, 2006

Form 10-Q for the f/q/e June 30, 2006; Filed August 14, 2006

File No. 000-30310

Dear Staff:

In connection with responding to the Staff’s comments to the Company’s Annual Report on Form 10-KSB/A and Quarterly Report on Form 10-Q, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ross Tannenbaum
Ross Tannenbaum
Chief Executive Officer